

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

October 7, 2009

Mr. Gary S. Raymond
SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591

> **Re: SPAR Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-27408**

Dear Mr. Raymond:

We have reviewed your response letter dated September 18, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash Flows, page F-8

1. We read your response to our comment five from our letter dated August 21, 2009 that the translation loss impact in the 2008 consolidated statement of cash flows was not properly calculated in accordance with the guidance in SFAS 95 and note the chart showing the changes you intend to make in future filings. Please also tell us how the amounts in your 2007 statement of cash flows and your 2009 interim statements of cash flows would have changed had you appropriately applied SFAS 95. After doing so, please provide us with your qualitative and quantitative assessment of materiality for the annual and quarterly periods impacted by the errors which supports your conclusion that the financial statements should not be restated and an amendment is unnecessary. Please see SAB Topic 1:M. and SFAS 154 for further guidance.

2.   We note your response to our comment six from our letter dated August 21, 2009
        that the net difference of $25,000 was a balance sheet misclassification that you
        intend to correct in 2009. Please tell us whether the difference in your 2007
        financial statements results from the same misclassification issue. Also confirm
        that the amounts included in the minority interest line item of your statements of
        operations and your total operating cash flows for the 2007 and 2008 annual
        periods will not be impacted by correction of the misclassification. If correction
        of the misclassification will result in adjustments to those line items, please tell us
        how those amounts will change.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

Principles of Consolidation, page F-10

3.   We read your response to our comment seven from our letter dated August 21,
        2009, noting that five entities you consolidate under FIN 46R have an equity
        investment at risk that is currently greater than 10% of total assets, with the
        percentages ranging from 13% to 631%. Considering these percentages exceed
        10%, including some that substantially exceed 10%, please tell us how each of
        these entities meets the definition of a VIE under paragraph 5(a.) of FIN 46R. As
        noted in paragraph 7(d.) of FIN 46R, a reconsideration event occurs when an
        entity receives an additional equity investment at risk.

Note 9. Related-Party Transactions, page F-23

4.   We read your response to our comment 11 from our letter dated August 21, 2009.
        We still believe that Question 2 of SAB Topic 1B requires you to disclose
        management's estimate of what your expenses (other than income taxes and
        interest) would have been on a stand alone basis, that is, the cost that would have
        been incurred if you operated as an unaffiliated entity for each year for which an
        income statement was required when such basis produced materially different
        results. Please disclose this amount in future filings, tell us why it is not
        practicable, or quantify for us why it is not material.

Note 11. Geographic Data, page F-27

5.   We read your response to our comment 13 from our letter dated August 21, 2009.
        Please note that pursuant to paragraph 17 of SFAS 131, your aggregation of
        operating segments must be consistent with the objectives and basic principles of
        the standard. Based on our review of your public disclosures and your response
        to our comment, we do not understand how the aggregation of your operating

segments is consistent with the objective and basic principles of SFAS 131 - to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. We note, for example, that your international operations primarily consist of 50% and 51% owned entities while your domestic operations appear to be wholly-owned. Further, it appears that the segments you aggregate may not be economically similar as suggested by your disclosures on page 22 indicating that international net revenues increased 24.0% from 2007 to 2008 while domestic net revenues increased by only 4.7%. Also, your domestic operating margin percentage increased by approximately 7.8% from 2007 to 2008 while your international operating margin percentage only increased 3.3%. Please substantiate your claim that your Domestic Merchandising Services Division and your International Merchandising Services Divisions have similar economic characteristics. Begin by telling us the measure of profit or loss you use to evaluate the performance of your operating segments. For each of the last five fiscal years, please provide us with that quantitative performance measure, as well as net revenues and gross margins over the same period, for both operating segments and demonstrate how that information supports the similarity of the economic characteristics of your operating segments.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, Andrew Blume, Staff Accountant, at 202-551-3254, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief